Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Enerplus Resources Fund (the "Fund")
Suite 3000, 333 -7th Avenue S.W.
Calgary, Alberta  T2P 2Z1

2.	Date of Material Change:

January 1, 2011

3.	News Release:

A news release disclosing in detail the material summarized in this material change report was disseminated by Enerplus Corporation (as successor issuer to the Fund) through the facilities of CNW Group on January 3, 2011 and would have been received by the securities commissions where the Fund is a "reporting issuer" and the stock exchanges on which the securities of the Fund are listed and posted for trading in the normal course of its dissemination.

4.	Summary of Material Change:

The Fund completed its previously announced plan of arrangement (the "Plan of Arrangement") pursuant to which the business of the Fund was reorganized from an income trust into a corporate structure.  Pursuant to the Plan of Arrangement, holders of trust units of the Fund (the "Trust Units") received one common share (a "Common Share") of Enerplus Corporation (the "Corporation") for each Trust Unit held.  Holders of Class B limited partnership units (the "EELP Units") of Enerplus Exchangeable Limited Partnership ("EELP") received 0.425 of a Common Share for each EELP Unit held. As part of the Plan of Arrangement and related transactions, the Fund and EELP were dissolved, all of the outstanding Trust Units and EELP Units were cancelled and the Corporation has continued as the successor issuer to the Fund.  The business, directors and management of the Corporation following completion of the Plan of Arrangement are the same as the business of the Fund and the directors and management of the Fund (through its administrator, EnerMark Inc.) immediately before completion of the Plan of Arrangement.

5.	Full Description of Material Change:

5.1           Full Description of Material Change

The Fund completed its previously announced Plan of Arrangement pursuant to which the business of the Fund was reorganized from an income trust into a corporate structure.  The Plan of Arrangement was approved by the holders of Trust Units and EELP Units on December 9, 2010.  Pursuant to the Plan of Arrangement, holders of Trust Units received one Common Share for each Trust Unit held.  Holders of EELP Units received 0.425 of a Common Share for each EELP Unit held.  As part of the Plan of Arrangement and related transactions, the Fund and EELP were dissolved, all of the outstanding Trust Units and EELP Units were cancelled and the Corporation has continued as the successor issuer to the Fund.  The business, directors and management of the Corporation following completion of the Plan of Arrangement are the same as the business of the Fund and the directors and management of the Fund (through its administrator, EnerMark Inc.) immediately before completion of the Plan of Arrangement.

As a result of the Plan of Arrangement, the Corporation is a reporting issuer in each of the provinces and territories of Canada.  Each of the Fund and EELP have been dissolved and are no longer reporting issuers in such jurisdictions.  The Corporation's Common Shares will trade on both the Toronto Stock Exchange and the New York Stock Exchange under the "ERF" ticker symbols.  The conversion did not trigger or accelerate any payments under compensation plans or employment agreements for the employees, executive officers or directors of the Fund or the Corporation.

Upon completion of the Plan of Arrangement, the Corporation assumed the obligations of the Fund with respect to rights to acquire Trust Units (the "Incentive Rights") granted pursuant to and governed by the Fund's Trust Unit Rights Incentive Plan (the "Incentive Plan"), such that each Incentive Right outstanding at the time of the conversion was adjusted to entitle the holder thereof to purchase a Common Share in lieu of a Trust Unit.  A corresponding adjustment was also made to the awards outstanding under the Fund's restricted trust unit plans.  All other terms and conditions of such awards are substantially the same as existed prior to the completion of the Plan of Arrangement, as adjusted to take into account the Plan of Arrangement.

In connection with the completion of the Plan of Arrangement and following receipt of unitholder approval on December 9, 2010, the Corporation adopted a stock option plan (the "Stock Option Plan").  The Stock Option Plan provides that, at all times, 10% of the issued and outstanding Common Shares (on a non-diluted basis), less the number of Common Shares reserved for issuance pursuant to other securities-based compensation arrangements where Common Shares may be issued from the treasury (i.e. the Incentive Plan), will be reserved and available for issuance upon the exercise of options.  With the adoption of the Stock Option Plan, there are not anticipated to be any further awards made pursuant to the Incentive Plan.

The Corporation also adopted a Shareholders Rights Plan Agreement effective January 1, 2010 following receipt of unitholder approval on December 9, 2010.  A copy of the Shareholder Rights Plan Agreement is available on the Corporation's SEDAR profile (www.sedar.com) and EDGAR profile (www.sec.gov/edgar.shtml).

Further details of Plan of Arrangement are set out in the Information Circular and Proxy Statement of the Fund dated October 25, 2010, which was filed on the Fund's SEDAR profile (www.sedar.com) and EDGAR profile (www.sec.gov/edgar.shtml) on October 28, 2010.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information, contact David A. McCoy, Vice President, General Counsel & Corporate Secretary of Enerplus Corporation by telephone at (403) 298-2200.

9.	Date of Report:

January 5, 2011.